February 2, 2016

VIA EDGAR

John Grzeskiewicz

Jacob Sandoval

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	BlackRock Municipal Income Investment Trust (the “Fund”)

Dear Mr. Grzeskiewicz and Mr. Sandoval:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effectiveness of its Registration Statement on Form N-14 (File No. 333-208640) so that it may become effective by 9:00 a.m., Washington, D.C. time, on Wednesday, February 3, 2016, or as soon thereafter as reasonably practicable.

In connection with this request, the Fund acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary